

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

June 5, 2008

Mr. Thomas J. Webb
Executive Vice President & Chief Financial Officer
CMS Energy Corporation
Consumers Energy Company
One Energy Plaza
Jackson, Michigan 49201

      RE: **CMS Energy Corporation**
              File No. 1-9513
              Consumers Energy Company
              File No. 1-5611
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 21, 2008
              Form 8-K filed March 14, 2008

Dear Mr. Webb:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William Thompson
                    Branch Chief